

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 15, 2010

Mr. Marshall T. Reynolds
Chairman of the Board and Chief Executive Officer
Energy Services of America Corporation
100 Industrial Lane
Huntington, West Virginia 25702-9694

> **Re: Energy Services of America Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **File No. 1-32998**

Dear Mr. Reynolds:

We have reviewed your response letter dated February 22, 2010 and have the following comments.

FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2009

Item 7. Management's Discussion and Analysis, page 11
2009 Compared to 2008 – Pro Forma Basis, page 17

1.   We note your response to prior comment 1. For the contracts that you recorded losses during the quarter ended December 31, 2008, please confirm that when you anticipated the change orders you did so in compliance with paragraphs 61-63 of SOP 81-1. Also, please revise future filings to disclose your accounting policies for change orders and, if you anticipate change orders in the future, please provide disclosures similar to those required by paragraphs 65-67 of SOP 81-1.

Liquidity and Capital Resources, page 18

2.   We note your response to prior comment 2 and the disclosures in your December 31, 2009 Form 10-Q. Please revise future annual and quarterly filings to quantify the amount available under your line based on the disclosed restrictions.

Critical Accounting Policies – Goodwill, page 22

3.   We have reviewed your responses to prior comments 3 through 5, including the Valuation Report you provided. We note that in Exhibit D-1, p.1 of the Chaffe &

Associates July 1, 2009 valuation report the discounted cash flow model projects Total Contract Revenues of $165 million and pre-tax income of $24 million for the fiscal year ended September 30, 2010. In your quarter ended December 31, 2009, your revenues were $30 million with pre-tax income of $1 million. On a quarterly basis, this represents lower revenue estimates of 27% and lower pre-tax income of 71%. We also note that your actual results for the quarter ended September 30, 2009 were lower than those projected. Please provide us a supplemental explanation as to the impact of seasonality and any other known factors that impacted the lower results to-date. Also, please advise us as to your current expectations regarding the accuracy of the significant assumptions in the July 1, 2009 discounted cash flow analysis.

4. We note the limitations noted in the Chaffe & Associates report on page 25 as to the comparability of the Company with the peer group due to differences in size, diversification, access to debt and equity markets, and growth prospects, yet we also note an equal weight was assigned to this valuation methodology. We further note that the peer group includes a multi-utility company and a construction and engineering company. Although the peer companies have varying sales and operating profit trends they have all experienced recent increases in their market capitalization. The stock prices of the companies in the peer group have increased by 3%, 56%, 71%, 82%, 122%, and 212%, since December 31, 2008, while your stock price has declined by 33% during the same period. Based on these observations, please help us understand why you believe all the companies in the peer group experienced such stock price recoveries while you have not and please explain how the weight given to the peer analysis was determined.

5. We note that prior to our letter dated June 2, 2009 you had determined that additional testing of the recoverability of your goodwill was unnecessary. Please help us better understand how you made that determination. Also, please explain to us what facts and circumstances you believe would warrant a reassessment of your goodwill impairment analysis prior to your next annual test.

6. In your February 19, 2010 letter, you stated that the fair value of your total equity was higher than your trading value (including the value assigned to outstanding warrants) due to a significant control premium. In your November 24, 2009 letter, you stated that your stock price suffered from low trading volume, a high level of insider ownership, and a complex capital structure. Finally, in your May 6, 2009 letter, you stated that the current market price of your stock was caused by volatility, illiquidity, and instability in the marketplace and is not necessarily indicative of the fair value of the company. Despite the recent recovery in equity markets, your stock price has yet to show improvements that would support the current book value of your equity. Please expand your proposed critical accounting policy disclosures to provide a more robust explanation of how you determined that no portion of your goodwill is impaired in light of the

significance and duration of the disparity between your equity book value and market capitalization.

Consolidated Financial Statements
Note 11. Income Taxes, page F-17

7.   As requested in prior comment 8, please provide your proposed disclosures related to your critical accounting policy for income taxes and address your material assumptions, including the amount/timeframe of taxable income required to be earned, as well as the related uncertainties as noted in your response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant

cc: Alan Schick, Esq.
        Marc P. Levy, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W. Suite 400
        Washington, D.C. 20015